Mail Stop 4561

July 17, 2007

VIA U.S. MAIL AND FAX (8610) 82618163

Onward Choi
Acting Chief Financial Officer
SP Tower D
26th Floor
Tsinghua Science Park Building 8
No.1 Zhongguancun East Road
Haidian District Beijing 100084
People's Republic of China

      Re: **NetEase.com, Inc.**
               Form 20-F for Fiscal Year Ended
               December 31, 2006
               Filed June 26, 2007
               File No. 000-30666

Dear Mr. Choi:

       We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2006

Item 5. Operating and Financial Review and Prospects

F. Tabular Disclosure of Contractual Obligations, page 78

1.   It does not appear that you have included your long-term payables and your zero coupon convertible subordinated notes in your tabular disclosure of contractual obligations. Please explain to us why you have omitted these obligations. Please refer to the instruction to Item 5F of Form 20-F.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-5

2.   Please tell us why you have presented business taxes as a reduction to revenues to determine net revenues. Please cite authoritative literature relied upon to justify current presentation.

Notes to the Consolidated Financial Statements

Note 5. Prepayments and Other Current Assets, page F-21

3.   We note you have employee advances and staff loan receivables outstanding as of December 31, 2006. Please tell us from whom these amounts are due and whether any of these amounts are due from executive officers. If any amounts are due from executive officers, please tell us how you have complied with section 402 of the Sarbanes-Oxley Act.

Note 15. Stock-based Compensation, page F-31

4.   It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R). Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).

Exhibits 12.1 and 12.2

5.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification and you have replaced the word "report" with "annual report" in paragraph 2. Please revise your certifications in future filings to comply with the Exchange Act Rules.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief